

Mail Stop 4631

July 30, 2009

Via U.S. mail and facsimile

Mr. Anthony J. Miceli
Chief Financial Officer
United Capital Corp.
9 Park Place
Great Neck, New York 11021

> RE: Form 10-K & 10-K/A for the fiscal year ended December 31, 2008
> Form 10-Q for the period ended March 31, 2009
> File No. 1-10104

Dear Mr. Miceli:

We have reviewed your response letter dated July 16, 2009 and have the following additional comments. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2008

Controls and Procedures, page 21

Evaluation of Disclosure Controls and Procedures, page 21

1. We note your response to comment 2 in our letter dated July 1, 2009. However, as previously requested, for the period covered by your annual report on Form 10-K, please confirm to us, if true, that your disclosure controls and procedures were "effective" to ensure that information required to be disclosed in the reports that you file or submit under the Act is recorded, processed, summarized and reported, within

the time periods specified in the Commission's rules and forms and is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Alternatively, please confirm to us, if true, that your disclosure controls and procedures were "effective" without defining them.

FORM 10-K/A FOR FISCAL YEAR ENDED DECEMBER 31, 2008

Item 10. Directors, Executive Officers and Corporate Governance, page 1

2. We note your response to comment 4 in our letter dated July 1, 2009 and reissue this comment in part. In this regard, please consider adding appropriate risk factor disclosure in future filings to address the risks associated with being a controlled company.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jessica Kane, Staff Attorney, at (202) 551-3235 or Andrew Schoeffler, Staff Attorney, at (202) 551-3746 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief